Dynegy Inc.

601 Travis Street, Suite 1400

Houston, Texas 77002

Phone  713.507.6400

February 8, 2013

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Lisa Kohl, Lilyanna L. Peyser and Mara L. Ransom

Re:	Dynegy Inc.

Registration Statement on Form S-1 (File No. 333-185376) Initially Filed on December 10, 2012, as amended by Amendment No. 1 to the Registration Statement on Form S-1 Filed on January 18, 2013 and as further amended by Amendment No. 2 to the Registration Statement on Form S-1 Filed on February 6, 2013 (CIK No. 0001379895)

Dear Ms. Kohl, Ms. Peyser and Ms. Ransom:

Dynegy Inc., a Delaware corporation (the “Company”), hereby requests that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m. EST on February 13, 2013, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact David Johansen at (212) 819-8509 of White & Case LLP, counsel to the Company.

[Signature page follows]

Sincerely,

DYNEGY INC.

By:	/s/ Heidi D. Lewis
Name: Heidi D. Lewis
Title: Vice President and Group General
Counsel — Corporate, Dynegy Inc.

cc:                                Catherine B. Callaway, Esq., Executive Vice President, General Counsel and Chief Compliance Officer, Dynegy Inc.

Gregory Pryor, Esq., Partner, White & Case LLP

David Johansen, Esq., Partner, White & Case LLP